Exhibit 99.1

English Translation for Convenience Purposes Only

CALL TO

AN EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

By resolution of the Board of Directors of CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”), and pursuant to articles 179, 182, 183, 186 and other applicable articles of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) and clauses Seventeenth, Eighteenth Nineteenth, Twenty-Second and other applicable clauses of the by-laws of the Company, holders of the capital stock of the Company, are hereby summoned to an Extraordinary General Shareholders’ Meeting to be held on March 25, 2026 at 17:00 (seventeen) hours, in the corporate domicile of the Company located at Avenida Antonio Dovalí Jaime No. 70, Tower B, Floor 13, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, in order to deal with the matters contained in the following:

AGENDA

I.	Presentation, discussion, and, if applicable, approval of a proposal to amend the Company’s by-laws to align them with the latest amendments, among other things, to the Mexican Securities Market Law (Ley del Mercado de Valores).

II.	Presentation, discussion, and, if applicable, approval of a proposal to carry out (a) the merger of the Company, as the merging entity that will survive, with Grupo Viva Aerobús, S.A. de C.V. registered with the Federal Taxpayers Registry (Registro Federal de Contribuyentes) under tax identification number R.F.C.: OMN-060209-4W3, and whose tax name is GRUPO VIVA AEROBUS (“VIVA”), as the merged entity that will be extinguished; (b) the ratification of the execution by the Company of the Business Combination Agreement, entered into between the Company and VIVA, dated December 18, 2025 (the “BCA”), and of all of its terms and conditions; and (c) the ancillary and related acts in connection with the merger and the other transactions contemplated in the BCA, including, without limitation, approval of the Company’s unaudited consolidated statement of financial position as of September 30, 2025, a capital increase, amendments to the Company’s by-laws, the granting and delegation of powers, conversion of certain shares and other acts related to the implementation of the merger and the other transactions contemplated in the BCA and the resolutions adopted at this Meeting.

III.	Presentation, discussion, and, if applicable, approval of the composition of the Company’s Board of Directors as a result of the merger.

IV.	Presentation, discussion and, if applicable, approval of the appointment of the Chairmen of the Audit Committee and the Corporate Governance Committee as a consequence of the merger.

V.	Presentation, discussion and, if applicable, approval of the Company’s unaudited consolidated statement of financial position as of December 31, 2025, and the unaudited consolidated statement of operations for the year ended December 31, 2025.

VI.	Appointment of delegates to carry out and formalize the approvals and resolutions adopted by this Meeting.

English Translation for Convenience Purposes Only

Pursuant to clause Nineteenth of the Company´s by-laws, in order to have the right to attend the meeting, the shareholders must be registered in the Stock Registry Book of the Company and present the corresponding admission card, which must be requested no later than 48 (forty-eight) hours prior to the start of the shareholders’ meeting at the domicile, located at Javier Barros Sierra 540, Building 1, Floor 4, Colonia Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, by depositing the corresponding share certificates or provide evidence of the corresponding deposit certificates of such shares issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., by a Mexican credit or foreign institution, or by an authorized brokerage firm. In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., must enclose to the statements issued by such institution, the lists that identify the names of the corresponding shareholders.

Shareholders or holders of other securities referred to as Series “A” of the Company, may be represented by attorneys-in fact who must evidence their authority by means of a power-of-attorney granted in terms of the forms prepared by the Company that comply with the requirements established in paragraph III of article 49 of the Mexican Securities Market Law and the by-laws of the Company. Additionally, shareholders of Series “A” shares not held in the neutral investment trust established by the Company must prove their status as Mexican Investors, either directly or through the aforementioned forms, in order for the Company to verify their status.

The abovementioned forms and admission cards may be requested at the domicile located at Javier Barros Sierra 540, Building 1, Floor 4, Colonia Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, within the 15 (fifteen) calendar days prior to the date on which the meeting will be held, from ten (10:00) to fourteen (14:00) hours and from sixteen (16:00) to eighteen (18:00) hours. Likewise, the information related to the agenda will be available to the shareholders or their representatives, at the above-mentioned hours and domicile, within at least 15 (fifteen) calendar days prior to the date of the meeting.

Pursuant to Clause Six of the Company's by-laws, the Series “A” shares may be subscribed and paid for or acquired exclusively by Mexican individuals or Mexican legal entities with a foreigner exclusion clause or with a majority of Mexican capital and controlled by Mexican capital (any of them, a “Mexican Investor” and, collectively, the “Mexican Investors”), in accordance with the applicable legislation regarding foreign investment in Mexico.

Any person who is not a Mexican Investor and who participates directly or indirectly in the capital stock of the Company will maintain his or her participation through Ordinary Participation Certificates (“CPOs”) and/or through American Depositary Shares (“ADSs”) and/or American Depositary Receipts (“ADRs”), as applicable, and in any case, neither the CPOs and/or ADSs and/or ADRs grant any voting rights.

The Series “A” shares held in the neutral investment trust established by the Company will be voted in the same manner as the Series “A” shares that are not held in such trust, that is, in the same manner as the majority of the Mexican Investors.

The attendance and the exercise of voting rights are subject to the fulfillment of the change of control provisions set forth in Clause Eight of the by-laws. In the event that the information is insufficient or not proper or the forms do not comply with the forms prepared by the Company, the secretary of the meeting will not recognize or give any value to such forms, and therefore the Series “A” shares in question will not be accounted for purposes of the quorum for installation or voting at the meeting.

Mexico City, on March 6, 2026.

/s/ José Alejandro de Iturbide Gutiérrez_______

José Alejandro de Iturbide Gutiérrez

Secretary non-member of the Board of Directors